Exhibit 6.6

MIDDLETOWN VALLEY BANK

AMENDMENT TO SUPPLEMENTAL EXECUTIVE

RETIREMENT PLAN AGREEMENT

THIS AMENDMENT TO SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN AGREEMENT (the “Amendment”) is made this 18th day of May 2018 (the “Effective Date”), by and between Middletown Valley Bank (the “Bank”), a Maryland state-chartered bank and Robert E. Goetz (the “Executive”).

RECITALS

A.           The Bank and Executive entered into that Supplemental Executive Retirement Plan Agreement dated January 24, 2014 (the “Agreement”) for the purpose of providing specified benefits to the Executive.

B.           The Agreement, and the benefits provided for therein, is covered by the Employee Retirement Income Security Act of 1974 (“ERISA”) and is therefore subject to all applicable Federal statutes, rules and regulations governing ERISA-covered plans and benefits.

C.           In response to a recent rule promulgated by the Department of Labor, the parties hereto agree to enter into this Amendment in order to comply with the Department of Labor’s rule.

WITNESSETH in consideration of the mutual promises contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.            Incorporation of Recitals. The foregoing Recitals are hereby incorporated herein by reference as a substantive part of this Amendment.

2.            Amendment of Article 6. The parties hereby agree that notwithstanding anything to the contrary, Article 6 of the Agreement is hereby amended, replaced and superseded by the following:

Article 6

Claims and Review Procedures

6.1          Claims Procedure. In the event the Executive or beneficiary (the “Claimant”) has not received benefits under the Agreement that he or she believes should be paid, Claimant shall make a claim for such benefits as follows:

6.1.1       Initiating a Written Claim. If the claim relates to disability benefits, the Bank shall ensure that all claims and appeals for disability benefits are adjudicated in a manner designed to ensure the independence and impartiality of the persons involved in making the decision.

6.1.2       Timing of Bank Response. If the claim relates to a determination of disability, and the claim requires an independent determination by the Bank of the Executive’s disability status, the Bank shall notify the Claimant of the Bank’s adverse benefit determination within a reasonable period of time, but no later than forty-five (45) days after receipt of the claim. If, due to matters beyond the control of the Bank, the Bank needs additional time to process a claim, the Claimant will be notified, within forty-five (45) days after the Bank receives the claim, of those circumstances and of when the Bank expects to make its decision, but not beyond seventy-five (75) days. If, prior to the end of the extension period, due to matters beyond the control of the Bank, a decision cannot be rendered within that extension period, the period for making the determination may be extended for up to one hundred five (105) days, provided that the Bank notifies the Claimant of the circumstances requiring the extension and the date as of which the Bank expects to render a decision. The extension notice shall specifically explain the standards on which entitlement to a disability benefit is based, the unresolved issues that prevent a decision on the claim and the additional information needed from the Claimant to resolve those issues, and the Claimant shall be afforded at least forty-five (45) days within which to provide the specified information.

6.1.3       Notice of Decision. In the case of an adverse benefit determination with respect to disability benefits, on the basis of the Bank’s independent determination of the Executive’s disability status, the Bank will provide a notification in a culturally and linguistically appropriate manner (as described in Department of Labor Regulation Section 2560.503-1(o)) that shall set forth:

6.1.3.1 The specific reasons for the denial;

6.1.3.2 A reference to the specific provisions of the Agreement on which the denial is based;

6.1.3.3 Notice that the Claimant has a right to request a review of the claim denial and an explanation of the Bank’s review procedures and the time limits applicable to such procedures;

6.1.3.4 A statement of the Claimant’s right to bring a civil action under ERISA Section 502(a) following an adverse benefit determination on review, and a description of any time limit that applies under the Agreement for bringing such an action;

6.1.3.5 A discussion of the decision, including an explanation of the basis for disagreeing with or not following:

6.1.3.5.1 The views presented by the Claimant of health care professionals treating the Executive and vocational professionals who evaluated the Executive;

6.1.3.5.2 The views of medical or vocational experts whose advice was obtained on behalf of the Bank in connection with a Claimant’s adverse benefit determination, without regard to whether the advice was relied upon in making the benefit determination; and

6.1.3.5.3 A disability determination regarding the Executive presented by the Claimant made by the Social Security Administration.

6.1.3.6 If the adverse benefit determination is based on a medical necessity or experimental treatment or similar exclusion or limit, either an explanation of the scientific or clinical judgment for the determination, applying the terms of the Agreement to the Claimant’s medical circumstances, or a statement that such explanation will be provided free of charge upon request;

6.1.3.7 Either the specific internal rules, guidelines, protocols, standards or other similar criteria of the Agreement relied upon in making the adverse determination or, alternatively, a statement that such rules, guidelines, protocols, standards or other similar criteria of the Agreement do not exist; and

6.1.3.8 A statement that the Claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records, and other information relevant to the Claimant’s claim for benefits. Whether a document, record, or other information is relevant to a claim for benefits shall be determined by Department of Labor Regulation Section 2560.503-1(m)(8).

6.1.4 Review Procedure. If the initial claim is for disability benefits, and the claim requires an independent determination by the Bank of an Executive’s disability status, and the Bank denies the claim, in whole or in part, the Claimant shall have the opportunity for a full and fair review by the Bank of the denial, as follows:

6.1.4.1 Prior to such review of the denied claim, the Claimant shall be given, free of charge, any new or additional evidence considered, relied upon, or generated by the Bank, insurer, or other person making the benefit determination in connection with the claim, or any new or additional rationale, as soon as possible and sufficiently in advance of the date on which the notice of adverse benefit determination on review is required to be provided, to give the Claimant a reasonable opportunity to respond prior to that date.

6.1.4.2 The Bank shall respond in writing to such Claimant within forty-five (45) days after receiving the request for review. If the Bank determines that special circumstances require additional time for processing the claim, the Bank can extend the response period by an additional forty-five (45) days by notifying the Claimant in writing, prior to the end of the initial 45-day period that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Bank expects to render its decision.

6.1.4.3 The Claimant shall be given the opportunity to submit issues and written comments to the Bank, as well as to review and receive, without charge, all relevant (as defined in applicable ERISA regulations) documents, records and other information relating to the claim. The reviewer shall take into account all comments, documents, records and other information submitted by the Claimant relating to the claim regardless of whether the information was submitted or considered in the initial benefit determination.

6.1.4.4 In considering the review, the Bank shall take into account all comments, documents, records and other information submitted by the Claimant relating to the claim, without regard to whether such information was submitted or considered in the initial benefit determination. Additional considerations shall be required in the case of a claim for disability benefits. For example, the claim will be reviewed by an individual or committee who did not make the initial determination that is subject of the appeal, nor by a subordinate of the individual who made the determination, and the review shall be made without deference to the initial adverse benefit determination. If the initial adverse benefit determination was based in whole or in part on a medical judgment, the Bank will consult with a health care professional with appropriate training and experience in the field of medicine involving the medical judgment. The health care professional who is consulted on appeal will not be the same individual who was consulted during the initial determination or the subordinate of such individual. If the Bank obtained the advice of medical or vocational experts in making the initial adverse benefits determination (regardless of whether the advice was relied upon), the Bank will identify such experts.

6.1.5 Notice of Decision after Review. In the case of an adverse benefit determination with respect to disability benefits, on the basis of the Bank’s independent determination of the Executive’s disability status, the Bank will provide a notification in a culturally and linguistically appropriate manner (as described in Department of Labor Regulation Section 2560.503-1(o)) that shall set forth:

6.1.5.1 The Bank’s decision;

6.1.5.2 The specific reasons for the denial;

6.1.5.3 A reference to the specific provisions of the Agreement on which the decision is based;

6.1.5.4 A statement that the Claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the Claimant’s claim for benefits;

6.1.5.5 A statement describing any voluntary appeal procedures offered by the Agreement and the Claimant’s right to obtain the information about such procedures;

6.1.5.6 A statement of the Claimant's right to bring a civil action under ERISA Section 502(a) which shall describe any applicable contractual limitations period that applies to the Claimant’s right to bring such an action, including the calendar date on which the contractual limitations period expires for the claim;

6.1.5.7 A discussion of the decision, including an explanation of the basis for disagreeing with or not following:

6.1.5.7.1 The views presented by the Claimant of health care professionals treating the Executive and vocational professionals who evaluated the Executive;

6.1.5.7.2 The views of medical or vocational experts whose advice was obtained on behalf of the Bank in connection with a Claimant’s adverse benefit determination, without regard to whether the advice was relied upon in making the benefit determination; and

6.1.5.7.3 A disability determination regarding the Executive presented by the Claimant made by the Social Security Administration.

6.1.5.8 If the adverse benefit determination is based on a medical necessity or experimental treatment or similar exclusion or limit, either an explanation of the scientific or clinical judgment for the determination, applying the terms of the Agreement to the Executive’s medical circumstances, or a statement that such explanation will be provided free of charge upon request; and

6.1.5.9 Either the specific internal rules, guidelines, protocols, standards or other similar criteria of the Bank relied upon in making the adverse determination or, alternatively, a statement that such rules, guidelines, protocols, standards or other similar criteria of the Agreement do not exist.

6.1.6 Exhaustion of Remedies. A Claimant must follow the claims review procedures under the Agreement, as amended and exhaust his or her administrative remedies before taking any further action with respect to a claim for benefits.

6.1.7 Failure of Bank to Follow Procedures. In the case of a claim for disability benefits, if the Bank fails to strictly adhere to all the requirements of this claims procedure with respect to a disability claim, the Claimant is deemed to have exhausted the administrative remedies available under the Agreement, and shall be entitled to pursue any available remedies under ERISA Section 502(a) on the basis that the Bank has failed to provide a reasonable claims procedure that would yield a decision on the merits of the claim, except where the violation was: (a) de minimis; (b) non-prejudicial; (c) attributable to good cause or matters beyond the Bank’s control; (d) in the context of an ongoing good-faith exchange of information; and (e) not reflective of a pattern or practice of non- compliance. The Claimant may request a written explanation of the violation from the Bank, and the Bank must provide such explanation within ten (10) days, including a specific description of its basis, if any, for asserting that the violation should not cause the administrative remedies to be deemed exhausted. If a court rejects the Claimant’s request for immediate review on the basis that the Bank met the standards for the exception, the claim shall be considered as re-filed on appeal upon the Bank’s receipt of the decision of the court. Within a reasonable time after the receipt of the decision, the Bank shall provide the claimant with notice of the resubmission.

3.             Continuing Agreements. Except as expressly modified hereby, the parties hereto ratify and confirm each and every provision of the Agreement as if the same were set forth herein. In the event that any of the terms and conditions in the Agreement conflict in any way with the terms and provisions hereof, the terms and provisions of this Amendment shall prevail.

4.             Successor’s Bound. This Amendment shall inure to the benefit of and be binding upon the heirs, personal representatives, and successors and permitted assigns of the parties.

IN WITNESS WHEREOF, the parties have caused this Amendment to be signed and sealed as of the day and year first above written pursuant to due authority.

EXECUTIVE:	BANK:

MIDDLETOWN VALLEY BANK

Name: Robert E. Goetz	Name: James G. Pierne
Board Chair